daiei

082-00230

April 20, 2007

Dear Sirs,

We extend our sincere appreciation for your kind attention being given to our Company.

We are pleased to send you herewith a copy of our Press Announcement made here on April 20, 2007, which includes the Company's business results for the year ended February 28,2007.

07022870

Yours faithfully,

SUPPL

Shinji Hikoe

Shinji Hikoe
Divisional Manager
Finance Division
The Daiei, Inc.

dw 4/24

February 28, 2007 Summary of Consolidated Financial Statement (TRANSLATION)

April 20, 2007
The Daiei, Inc.
4-1-1, Minatojima Naka-machi
Chuo-ku, Kobe, Hyogo 650-0046
Japan
(URL: http://www.daiei.co.jp)

- Securities code No.8263
- The Shares of the Company are listed on the first section of the Stock Exchange in Tokyo, Osaka and Nagoya, and on the Stock Exchange in Fukuoka and Sapporo.
- Annual Closing date: The last day of February
- We adopt Interim dividends system and unit share system; 1 unit = 50 shares
- Representative: Toru Nishimi President
- Inquiries relating to this announcement should be made to:

  Mr. Hideaki Shiraisshi
  Divisional Manager
  Accounting Division
  (Tel.) +81-3-6388-7335 Tokyo, Japan

The Daiei, Inc. has announced the consolidated business results for the year ended February 28, 2007.

Notes

As far as consolidated financial data are concerned, any fractional sums of less than one million yen are rounded.

- The financial statements of the fiscal year ended February 28, 2007 were approved at the meeting of the Board of Directors held on April 20, 2007.
- Name of parent Company and other : Marubeni Corporation (Securities code No.8002)
- The percentage of voting right held by parent company and other : 44.6%
- United States Generally Accepted Accounting Principles : None

1. Consolidated business results (from March 1, 2006 to February 28, 2007)

(1) Business results[Increase (Decrease or Loss)]

	Operating revenues	Operating income	Ordinary profit
	[In millions of yen]	[In millions of yen]	[In millions of yen]
February 28, 2007	1,283,888(23.4%)	48,308 8.5%	37,288 53.7%
February 28, 2006	1,675,127 (8.7%)	44,527 5.0%	24,268 232.4%

	Net income	Net income per share	Diluted earnings per share
	[In millions of yen]	[In yen]	[In yen]
February 28, 2007	41,298 (90.0%)	208.58	208.47
February 28, 2006	413,160 (-)	2,371.74	2,205.20

	Ratio of net income to Shareholder's equity	Ratio of ordinary profit to Total assets	Ratio of ordinary profit to Operating revenues
	[%]	[%]	[%]
February 28, 2007	31.1%	3.0	2.9
February 28, 2006	-	1.6	1.4

Notes

(1) Equity in net profit of affiliates [In millions of yen]

For the term ended February 28, 2007 872

For the term ended February 28, 2006 (3,653)

(2) Numbers of shares average (consolidated)

Please refer to the page 4.

(3) Accounting procedure is changed from this fiscal year.

(4) Percent indication in Operating revenues, Operating income, Ordinary profit and Net income are the rate for the last fiscal year.

(5) We carried out a 1-for-10 reverse stock split of outstanding ordinary stocks at May 10, 2005. "Numbers of shares average", "Net income per share" and "Diluted earnings per share" are calculated on the premise that the stocks were split down at the beginning of the period.

(2) Financial condition[Increase (Decrease or Loss)]

	Total assets	Shareholders' equity	Ratio of shareholders' equity to total assets	Net worth per share
	[In millions of yen]	[In millions of yen]	[%]	[In yen]
February 28, 2007	1,139,409	188,659	13.4%	773.01
February 28, 2006	1,343,307	112,632	8.4%	568.85

Notes

Number of shares issued (consolidated)

Please refer to the page 4.

(3)Statement of cash flows [Increase (Decrease) in cash]

[In millions of yen]

	Operating activities	Investing activities	Financing activities	Cash and cash equivalents at end of term
February 28, 2007	(12,053)	148,198	(179,122)	126,359
February 28, 2006	12,005	115,526	(163,213)	169,336

(4)Number of consolidated subsidiaries, unconsolidated subsidiaries and affiliates which are accounted for using the equity method.

	2007	Increase	Decrease
Consolidated subsidiaries	52	1	26
Unconsolidated subsidiaries for using the equity method	—	—	—
Affiliates for using the equity method	11	—	—

2. Forecast of consolidated operations for the year ending February 29, 2008

[In millions of yen]

	Operating revenues	Ordinary profit	Net income
August 31, 2007	605,000	11,000	10,000
February 29, 2008	1,220,000	22,000	13,000

(Reference) Net income per share: 65.66 (In yen)

*As the above forecast is based on the information available as of the date of this announcement, actual result is subject to the various factors in future.

Note

* 1. Used formula of consolidated operations for the year ended February 28, 2007

- Net income per share

  Net income for common share／Number of outstanding common shares average for the year ended February 28, 2007

- Diluted earnings per share

  Net income for common share／(Numbers of common shares average for the year ended February 28, 2007 + Number of diluted shares)

- Net worth per share

  Amount of shareholders' equity as of February 28, 2007 for common share／Number of outstanding common shares for the year ended February 28, 2007

The common shares mentioned above include the number of Class *Kou* shares applied by under if converted method.

＊2. Used formula of forecast of consolidated operations for the year ending February 29, 2008

- Expected net income per share

  Expected net income for common share／Numbers of outstanding common shares for the year ended February 28, 2007

The common shares mentioned above include the number of Class *Kou* shares applied by under if converted method.

※1 Number of outstanding shares average (consolidated) [In thousands of shares]

	As of February 28, 2006	As of February 28, 2007
Common shares	89,497	98,263
Class *Koh* shares	80,606	99,733
Class-A preferred shares	863	—
Class-B preferred shares	863	—
Class-D (1) preferred shares	1,643	—
Class-D (2) preferred shares	1,643	—
Class-E preferred shares	9,589	—
Class-F preferred shares	15,342	—
Class-G preferred shares	9,589	—

※2 Number of outstanding shares at the end of the term (consolidated) [In thousands of shares]

	As of February 28, 2006	As of February 28, 2007
Common shares	98,266	98,260
Class *Koh* shares	99,733	99,733

END